Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, “we”, “us”, or “our”) covers the financial position as of March 31, 2018 and December 31, 2017 and results of operations for the three months ended March 31, 2018 and 2017. The information in this MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of March 31, 2018, included elsewhere in this report, and our annual report for the year ended December 31, 2017 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole material asset is our 37% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. The partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) Opportunistic and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the Chief Operating Decision Maker.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units have provided Brookfield Asset Management Inc. (“Brookfield Asset Management”) the right to request that its units be redeemed for cash consideration. In the event that Brookfield Asset Management exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. We present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We present the Exchange LP Units as a component of non-controlling interests.

This MD&A includes financial data for the three months ended March 31, 2018 and includes material information up to May 11, 2018. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”), and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
We are Brookfield Asset Management’s flagship public commercial property entity and the primary vehicle through which it invests in real estate on a global basis. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. Our goal is to be a leading global owner and operator of real estate, providing investors with a diversified exposure to some of the most iconic properties in the world and to acquire high-quality assets at a discount to replacement cost or intrinsic value. With approximately 17,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms across our three reporting segments:

•	Core Office segment, which includes our 100% common equity interest in Brookfield Office Properties Inc. (“BPO”) and our 50% interest in Canary Wharf Group plc (“Canary Wharf”);

•	Core Retail segment, which includes our 34% interest in GGP Inc. (“GGP”); and

•	Opportunistic segment through investments in Brookfield Asset Management-sponsored real estate funds.

Through these segments, we have amassed a portfolio of premier properties and development sites around the globe, including:

•
148 office properties totaling approximately 99 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin;

•	Office and urban multifamily development sites that enable the construction of approximately 30 million square feet of new properties;

•	125 regional malls and urban retail properties containing approximately 123 million square feet in the United States;

•	137 opportunistic office properties comprising approximately 42 million square feet of office space in the United States, United Kingdom, Brazil, and Asia;

•	Approximately 29 million square feet of opportunistic retail space across 45 properties across the United States and in select Brazilian markets;

•
Over 31 million square feet of industrial space across 111 industrial properties, primarily consisting of modern logistics assets in North America, with an additional six million square feet under construction;

•	Approximately 25,700 multifamily units across 87 properties throughout the United States;

•	156 hospitality assets with approximately 27,400 rooms across North America, Europe and Australia;

•	324 properties that are leased to automotive dealerships across North America on a triple net lease basis;

•	196 self-storage facilities comprising over 15 million square feet throughout the United States;

•	Forty-five student housing properties with approximately 16,600 beds in the United Kingdom; and

•	136 manufactured housing communities with over 32,400 sites across the United States.

    Our diversified portfolio of high-quality office and retail assets in some of the world’s most dynamic markets has a stable cash flow profile due to its long-term leases. In addition, as a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, these assets should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects and 20% on our equity invested in Brookfield-sponsored real estate opportunity funds. With this cash flow profile, our goal is to pay an attractive annual distribution to our Unitholders and to grow our distribution by 5% to 8% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow and capital appreciation. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, or to reflect changes in market conditions. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to Unitholders from a combination of cash flow earned from our operations and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations we will be able to increase distributions to Unitholders to provide them with an attractive current yield on their investment.

To measure our performance against these targets, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, fair value changes, net income attributable to Unitholders and equity attributable to Unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•
NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).

•
Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest and the FFO that would have been attributable to the partnership’s shares of GGP if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter of 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership's settlement of the warrants on such basis which occurred in the fourth quarter of 2017.

•
Fair value changes: includes the increase or decrease in the value of investment properties, as well as our proportionate share of the increase or decrease in the value of investment property held within our unconsolidated partnerships and joint ventures and associates, that is reflected in the consolidated statements of income.

•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOI is a key indicator of our ability to impact operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and items not of a recurring nature, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 11.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income on page 11 as we believe net income is the most comparable measure. We do not use FFO as a measure of cash flow generated from operating activities.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile FFO to Company FFO on page 11.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. In calculating Net income attributable to Unitholders per unit and Equity attributable to Unitholders per unit, the partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. We reconcile Net income attributable to Unitholders to net income on page 11 and Equity attributable to Unitholders to total equity on page 12.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space and pre-leasing pending developments;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions and other investments that fit into our strategic plan; and

•	Investors for dispositions of peak value or non-core assets.

FAIR VALUE OF INVESTMENT AND HOSPITALITY PROPERTIES

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income as mentioned above. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

Substantially all our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office, retail and industrial assets are typically valued using a discounted cash flow methodology while our multifamily, triple net lease, self-storage, student housing and manufactured housing assets are typically valued under a direct capitalization methodology. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 93.5% occupancy level and an average seven year lease life. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. Capitalization rates are determined by our investment professionals based on market data from comparable transactions and third-party reports.

Hospitality properties are valued annually, at December 31, with increases in fair value generally recognized as revaluation surplus in the statement of comprehensive income, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income. Our hospitality properties are valued on an individual location basis using a depreciated replacement cost approach. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

All our valuations are subject to various layers of review and controls as part of our financial reporting processes. These controls are part of our system of internal control over financial reporting that is assessed by management on an annual basis. Under the discounted cash flow model, the base cash flows are determined as part of our annual business planning process, prepared within each operating business and reviewed by the senior management teams responsible for each segment, along with senior investment professionals responsible for the relevant asset classes. Valuation assumptions such as discount rates and terminal capitalization rates are compared to market data, third party reports, research material and broker opinions as part of the review process. We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended March 31, 2018, we obtained external appraisals of 33 of our properties representing a gross property value of $13 billion (or 9% of the portfolio). These external appraisals were within 1% of management’s valuations. Additionally, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 14.

Our investment approach is to acquire high-quality assets at a discount to replacement cost or intrinsic value. We have been actively pursuing this strategy through our flexibility to allocate capital to real estate sectors and geographies with the best risk-adjusted returns and to participate in transactions through our investments in various Brookfield Asset Management-sponsored real estate funds. Some of the more significant transactions are highlighted below:

Significant Developments in the first quarter of 2018
In our Opportunistic segment:

•	We acquired a portfolio of extended stay hotels across the U.S. for consideration of $764 million.

•	We acquired a portfolio of student housing properties in the United Kingdom for consideration of £518 million ($739 million).

•	We acquired a United Kingdom based owner and operator of serviced apartments for consideration of £209 million ($287 million).

•	We sold the Hard Rock Hotel and Casino in Las Vegas for $510 million.

In our Core Office segment:

•	We acquired 333 West 34th Street in New York for $255 million through a joint venture with Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”).

•	We sold a 50% interest in Bay Adelaide Centre East and West Towers in Toronto for approximately C$850 million ($660 million).

•	We sold our interest in 1801 California Street in Denver for $286 million.

In our Core Retail segment:

•
We entered into a definitive agreement with GGP for our partnership to acquire all of the outstanding shares of common stock of GGP other than those shares currently held by us and our affiliates. See Note 30, Obligations Guarantees, Contingencies and Other in the financial statements for additional information.

Significant Developments in the first quarter of 2017
In our Opportunistic segment:

•	We acquired a portfolio of manufactured housing communities across the U.S. for consideration of approximately $768 million including the assumption of debt.

•	We acquired a portfolio of office properties across the U.S. for consideration of approximately $214 million

In our Core office segment:

•
We sold a 50% interest in the Principal Place - Commercial development in the United Kingdom for £346 million ($429 million) and a realized gain of £164 million ($203 million). We retained joint control of the resulting joint venture and account for our remaining interest as an equity accounted investment.

Summary Operating Results

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Commercial property revenue	$1,097	$995
Hospitality revenue	482	374
Investment and other revenue	41	159
Total revenue	1,620	1,528
Direct commercial property expense	409	369
Direct hospitality expense	332	263
Investment and other expense	—	122
Interest expense	520	472
Depreciation and amortization	72	63
General and administrative expense	169	151
Total expenses	1,502	1,440
Fair value gains (losses), net	617	(76)
Share of earnings from equity accounted investments	228	333
Income before taxes	963	345
Income tax (benefit) expense	(60)	158
Net income	$1,023	$187
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	493	353
Net income (loss) attributable to Unitholders	$530	$(166)

NOI(1)	$838	$737
FFO(1)	$228	$202
Company FFO(1)	$268	$237

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section starting on page 10.

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Mar. 31,
(US$ Millions, except per share information)	2018	2017
Net income (loss) attributable to Unitholders - basic(1)	$530	$(166)
Dilutive effect of conversion of capital securities - corporate and options(2)	5	—
Net income (loss) attributable to Unitholders - diluted	$535	$(166)

Weighted average number of units outstanding - basic(1)	773.7	776.9
Conversion of capital securities - corporate and options(2)	18.3	—
Weighted average number of units outstanding - diluted	792.0	776.9
Net income (loss) per unit attributable to Unitholders - basic(1)(3)	$0.69	$(0.21)
Net income (loss) per unit attributable to Unitholders - diluted(2)(3)	$0.68	$(0.21)

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.

(2)	The effect of the conversion of capital securities and options is anti-dilutive for the three months ended March 31, 2017.

(3)	Net income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

Commercial property revenue and direct commercial property expense

For the three months ended March 31, 2018, commercial property revenue increased by $102 million compared to the same period in the prior year, as a result of investments in higher yielding opportunistic activities, same-property growth in our Core Office segment and the impact of foreign currency translation. Acquisitions made in 2018, including the acquisition of a student housing portfolio in the United Kingdom and 333 West 34th Street in New York, and the impact of acquisitions made in 2017, including office assets in Mumbai, Houston, and San Jose, California and a manufactured housing portfolio, all of which combined, contributed to a $107 million increase in revenue. These increases were offset by the disposition or partial disposition of mature office assets. Significant dispositions, full or partial, included in 2018: Bay Adelaide Centre East and West Towers in Toronto and 1801 California Street in Denver; and in 2017: an industrial portfolio in Europe, 20 Canada Square in London and One Liberty Plaza in New York.

Direct commercial property expense increased by $40 million largely due to additional expense from acquisitions during 2018 and 2017 as mentioned above, partially offset by the disposition of mature assets and the deconsolidation of certain commercial assets following the sale of full or partial interests in the properties to third parties. Margins in 2018 were 62.7%, which was relatively flat compared to 2017.

Hospitality revenue and direct hospitality expense
Hospitality revenue increased to $482 million for the three months ended March 31, 2018, compared to $374 million in the same period in the prior year. Direct hospitality expense increased to $332 million for the three months ended March 31, 2018, compared to $263 million in the same period in the prior year. Margins in 2018 were 31.1%, a increase of 1.4% over 2017. The increase is primarily a result of acquisition made in 2018, including a portfolio of extended-stay hotels across the U.S. and a portfolio of serviced apartments in the United Kingdom, and the impact of acquisitions made in 2017, including a hotel property in Toronto and the positive impact of foreign currency translation. These increases were partially offset by lower bookings due to renovations at certain properties.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue decreased by $118 million for the three months ended March 31, 2018 as compared to the same period in the prior year. Investment and other expense decreased by $122 million for the three months ended March 31, 2018 as compared to the same period in the prior year. These decreases were primarily due to revenue and expenses we recorded from the sale of develop-for-sale assets in our multifamily and industrial businesses in the prior period compared to nil in the current period, as these types of sales are sporadic in nature.

Interest expense
Interest expense increased by $48 million for the three months ended March 31, 2018 as compared to the same period in the prior year. This was due to the assumption of debt obligations as a result of acquisition activity, incremental debt raised from temporary drawdowns on our credit facilities to source the capital required for acquisitions during the period and through refinancings on individual properties, as well as an increase in the weighted average variable interest rate during the year. These increases were partially offset by disposition activity.

General and administrative expense
General and administrative expense increased by $18 million for the three months ended March 31, 2018 as compared to the same period in the prior year. This increase was primarily attributable to transaction and operating costs of newly acquired entities as mentioned above.

Fair value gains, net
Fair value gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value gains, net for our Core Office segment of $77 million were recognized in the three months ended March 31, 2018. These gains primarily related to realized gains from the disposition of our interests in Bay Adelaide Centre East and West Towers in Toronto and 1801 California Street in Denver and fair value gains on derivatives. Also contributing to the increase is the strengthening of all major currencies compared to the prior year.

The prior year included fair value losses primarily related to properties in Downtown New York as a result of changes in valuation metrics and leasing activity.

No fair value gains (losses), net were recognized for Core Retail in the three months ended March 31, 2018, as all of our warrants in GGP were exercised during the fourth quarter of 2017.

In the prior year, Fair value losses, net for the Core Retail segment relate to the depreciation of our warrants in GGP which fluctuate with changes in the market price of the underlying shares.

Fair value gains, net for the Opportunistic segment of $340 million were recognized in the three months ended March 31, 2018. We recorded fair value gains from our industrial portfolio due to strengthened market conditions in certain regions as well as our office portfolio in India, where we recorded fair value gains, net due to increases in market rent and new leasing activity.

In the prior year, fair value gains, net included a $115 million gain on our manufactured housing portfolio as a result of changes in the underlying market conditions since signing the purchase and sale agreement. In addition, we recorded fair value gains from our multifamily portfolio, due to increases in rental rates, resulting from renovation work that has been completed to date. Additionally, in our opportunistic office portfolio, market conditions in India improved, resulting in discount and capitalization rate compression.

In addition, for the three months ended March 31, 2018, we recorded fair value gains, net of $200 million (2017 - fair value losses, net of $8 million), primarily related to obtaining control over Brookfield Global Real Estate Special Opportunities Inc. (“BGRESOI”) after converting our loan interest in the entity and becoming 100% common equity holder. See Note 3, Business Acquisitions and Combinations for more information.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are Canary Wharf and Manhattan West in our Core Office sector, GGP in our Core Retail sector and the Diplomat hotel and our interest in the second value-add multifamily fund in our Opportunistic segment.

Our share of net earnings from equity accounted investments was $228 million for the three months ended March 31, 2018, which represents a decrease of $105 million compared to the prior year. The decrease was driven by fair value losses in our Core Retail portfolio as a result of market activity. This decrease was partially offset by a gain resulting from a tax restructuring at Canary Wharf and the sale of a developed-for-sale asset in the value-add multifamily fund.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI increased by $62 million to $688 million during the three months ended March 31, 2018 compared with $626 million during the same period in the prior year. The increase was primarily driven by new acquisitions, the positive impact of foreign currency translation and same-property growth offset by the disposition of mature assets and the deconsolidation of certain assets following partial dispositions thereof.

Hospitality NOI increased by $39 million to $150 million during the three months ended March 31, 2018 compared with $111 million during the same period in the prior year. This increase is primarily due to acquisitions made during 2018 and the positive impact of foreign currency translation offset by decreased bookings from ongoing renovations at certain properties.

The following table reconciles NOI to net income for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Commercial property revenue	$1,097	$995
Direct commercial property expense	(409)	(369)
Commercial property NOI	688	626
Hospitality revenue	482	374
Direct hospitality expense	(332)	(263)
Hospitality NOI	150	111
Total NOI	838	737
Investment and other revenue	41	159
Share of net earnings from equity accounted investments	228	333
Interest expense	(520)	(472)
Depreciation and amortization	(72)	(63)
General and administrative expense	(169)	(151)
Investment and other expense	—	(122)
Fair value gains (losses), net	617	(76)
Income before taxes	963	345
Income tax benefit (expense)	60	(158)
Net income	$1,023	$187
Net income attributable to non-controlling interests	493	353
Net income (loss) attributable to Unitholders	$530	$(166)

The following table reconciles net income to FFO for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Net income	$1,023	$187
Add (deduct):
Fair value (gains) losses, net	(617)	76
Share of equity accounted fair value (gains), net	(1)	(121)
Depreciation and amortization of real estate assets	65	57
Income tax (benefit) expense	(60)	158
Non-controlling interests in above items	(182)	(155)
FFO	$228	$202
Add (deduct):
Depreciation and amortization of real-estate assets, net(1)	9	6
Transaction costs, net(1)	18	14
(Gains)/losses associated with non-investment properties, net(1)	—	(1)
Imputed interest(2)	13	5
Net contribution from GGP warrants(3)	—	11
Company FFO	$268	$237

(1)	Presented net of non-controlling interests.

(2)	Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

(3)
Represents incremental FFO that would have been attributable to the partnership’s share of GGP, if all outstanding warrants of GGP had been exercised. In the three months ended March 31, 2017, the adjustment assumed net settlement of the outstanding warrants. All of our outstanding warrants of GGP were exercised and settled in the fourth quarter of 2017.

FFO increased to $228 million during the three months ended March 31, 2018 compared with $202 million during the same period in the prior year. The increase was driven by acquisition activity since the prior period. Acquisitions made in 2018, including the acquisition of a student housing portfolio, a portfolio of extended-stay hotels in the United States, a portfolio of serviced-apartments in the United Kingdom, and our interest in 333 West 34th Street in New York; the impact of acquisitions made in 2017, including office assets in Mumbai, Houston, and San Jose, California, a manufactured housing portfolio and a hotel property in Toronto; as well as the positive impact of foreign currency translation and positive same-property growth in our Core Office segment contributed to the increase in FFO. These increases was partially offset by dispositions of mature assets throughout the period and an increase in interest expense due to a higher weighted-average interest rate on variable rate secured debt obligations.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions, except per unit information)	Mar. 31, 2018	Dec. 31, 2017
Investment properties
Commercial properties	$49,968	$48,780
Commercial developments	2,860	2,577
Equity accounted investments	19,613	19,761
Property, plant and equipment	6,663	5,457
Cash and cash equivalents	1,969	1,491
Assets held for sale	114	1,433
Total assets	86,626	84,347
Debt obligations	38,678	36,884
Liabilities associated with assets held for sale	547	1,316
Total equity	36,266	35,124
Equity attributable to Unitholders(1)	$22,549	$22,186
Equity per unit(2)	$31.22	$30.74

(1)	Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

(2)	Assumes conversion of mandatorily convertible preferred shares. See page 14 for additional information.

As of March 31, 2018, we had $86,626 million in total assets, compared with $84,347 million at December 31, 2017. This $2,279 million increase reflects the aforementioned acquisition activity since the prior year. We also obtained control over BGRESOI after converting our loan interest in the entity.

Our investment properties are comprised of commercial, operating, rent-producing properties and commercial developments including active sites and those in planning for future development and land. Commercial properties increased from $48,780 million at December 31, 2017 to $49,968 million at March 31, 2018. The increase was largely due to the aforementioned acquisitions, as well as incremental capital spent to maintain or enhance properties, and valuation gains within our opportunistic portfolio. This was offset by the full or partial disposition of certain assets during the current year and the negative impact of foreign currency translation based on closing spot rates.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,860 million at March 31, 2018, an increase of $283 million from the balance at December 31, 2017. The increase is primarily attributable incremental capital spend on our active developments.

The following table presents the changes in investment properties from December 31, 2017 to March 31, 2018:

	Mar. 31, 2018
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$48,780	$2,577
Acquisitions	1,240	5
Capital expenditures	164	257
Dispositions(1)	(556)	—
Fair value gains, net	418	29
Foreign currency translation	(118)	33
Transfer between commercial properties and commercial developments	48	(48)
Reclassifications to assets held for sale and other changes	(8)	7
Investment properties, end of period	$49,968	$2,860

(1)	Property dispositions represent the carrying value on date of sale.

Equity accounted investments, decreased by $148 million since December 31, 2017 primarily due to return of capital and distributions received during the period and lower share of net earnings from equity accounted investments driven by valuation losses on our Core Retail portfolio. This decrease was partially offset by the strengthening of the British Pound against the U.S. Dollar, primarily related to our investment in Canary Wharf.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Mar. 31, 2018
Equity accounted investments, beginning of period	$19,761
Additions	195
Disposals and return of capital distributions	(608)
Share of net earnings from equity accounted investments	228
Distributions received	(114)
Foreign currency translation	147
Other comprehensive income and other	4
Equity accounted investments, end of period	$19,613

Property, plant and equipment increased by $1,206 million since December 31, 2017, primarily as a result of acquisition activity during the period including a portfolio of extended-stay hotels across the U.S. and a portfolio of serviced apartments in the United Kingdom. Also, the increase is the result of capital spend and the positive impact of foreign currency translation related to our Center Parcs UK portfolio and a hotel within our International Finance Center (“IFC”) investment in South Korea, partially offset by depreciation expense during the current year.

As of March 31, 2018, assets held for sale included three triple net lease assets in the U.S. and three opportunistic office assets in the U.S., as we intend to sell controlling interests in these properties to third parties in the next 12 months.

The following table presents changes in our assets held for sale from December 31, 2017 to March 31, 2018:

(US$ Millions)	Mar. 31, 2018
Assets held for sale, beginning of period	1,433
Reclassification to/(from) assets held for sale, net	10
Disposals	(1,296)
Fair value adjustments	36
Foreign currency translation	(17)
Other	(52)
Assets held for sale, end of period	$114

Our debt obligations increased to $38,678 million at March 31, 2018 from $36,884 million at December 31, 2017. Contributing to this increase was the addition of property-specific borrowings related to acquisition activity during the period, as noted above, as well as higher funds subscription facilities and corporate debt facilities. These increases were partially offset by the disposition of encumbered assets during the period and the repayment of certain subsidiary borrowings.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Mar. 31, 2018	Dec. 31, 2017
Corporate borrowings	$1,572	$1,359
Funds subscription facilities	708	432
Non-recourse borrowings
Property-specific borrowings	35,250	33,401
Subsidiary borrowings	1,148	1,692
Total debt obligations	$38,678	$36,884
Current	5,921	6,135
Non-current	32,757	30,749
Total debt obligations	$38,678	$36,884

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Mar. 31, 2018	Dec. 31, 2017
Total equity	$36,266	$35,124
Less:
Interests of others in operating subsidiaries and properties	13,717	12,938
Equity attributable to Unitholders	22,549	22,186
Mandatorily convertible preferred shares	1,604	1,597
Total equity attributable to unitholders	24,153	23,783
Partnership units	703,659,548	703,615,432
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	773,698,458	773,654,342
Equity attributable to unitholders per unit	$31.22	$30.74

Equity attributable to Unitholders was $22,549 million at March 31, 2018, an increase of $363 million from the balance at December 31, 2017. The increase was a primarily due to fair value gains on our opportunistic assets partially offset by result of distributions and fair value losses on our Core Retail assets. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to unitholders increased to $31.22 per unit at March 31, 2018 from $30.74 per unit at December 31, 2017.

Interests of others in operating subsidiaries and properties was $13,717 million at March 31, 2018, an increase of $779 million from the balance of $12,938 million at December 31, 2017. The increase was primarily a result of the acquisition of new investments through Brookfield Asset Management-sponsored funds in which the partnership is a limited partner.

SUMMARY OF QUARTERLY RESULTS(1)

	2018	2017				2016
(US$ Millions, except per unit information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$1,620	$1,578	$1,510	$1,519	$1,528	$1,363	$1,409	$1,333
Direct operating costs	741	707	668	689	632	639	621	594
Net income	1,023	958	659	664	187	92	1,616	569
Net income (loss) attributable to unitholders	530	134	168	239	(166)	(62)	1,255	349
Net income (loss) per share attributable to unitholders - basic	$0.69	$0.17	$0.22	$0.31	$(0.21)	$(0.08)	$1.61	$0.45
Net income (loss) per share attributable to unitholders - diluted	$0.68	$0.17	$0.22	$0.31	$(0.21)	$(0.08)	$1.56	$0.44

(1)
We adopted IFRS 9, Financial Instruments and IFRS 15, Revenues from Contracts with Customers, in 2018 using the modified retrospective method. The comparative information for periods prior to 2018 has not been restated and is reported under the accounting standards effective for those periods.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, Opportunistic and Corporate.

The following table presents FFO by segment for comparison purposes:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Core Office	$133	$147
Core Retail	112	99
Opportunistic	104	69
Corporate	(121)	(113)
FFO	$228	$202

The following table presents equity attributable to Unitholders by segment as of March 31, 2018 and December 31, 2017:

(US$ Millions)	Mar. 31, 2018	Dec. 31, 2017
Core Office	$14,497	$13,913
Core Retail	8,610	8,844
Opportunistic	5,621	5,238
Corporate	(6,179)	(5,809)
Equity attributable to Unitholders	$22,549	$22,186

Core Office

Our Core Office segment consists of interests in 148 office properties totaling approximately 99 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, among others and consists primarily of our 100% common share interest in BPO and our 50% joint venture interest in Canary Wharf.

The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
FFO	$133	$147
Net income (loss) attributable to Unitholders	258	(190)

FFO from our Core Office segment was $133 million for the three months ended March 31, 2018 as compared to $147 million in the same period in the prior year. This decrease is largely attributable to the impact of full or partial dispositions, including 245 Park Avenue in Midtown New York in the second quarter of 2017, 20 Canada Square in London in the third quarter of 2017 and One Liberty Plaza in New York in the fourth quarter of 2017, as we continue to recycle capital out of core, stable assets into higher-yielding opportunistic investments. These decreases are partially offset by the positive impact of foreign currency translation and same-property growth.

Net income attributable to Unitholders increased by $448 million to $258 million during the three months ended March 31, 2018 as compared to a net loss of $(190) million during the same period in 2017. The increase is largely attributable to a gain resulting from a change in the tax status of Canary Wharf and fair value gains realized on the dispositions of Bay Adelaide Centre East and West Towers in Toronto and 1801 California Street in Denver compared to fair value losses in Downtown New York in the prior period.

The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended March 31, 2018 and 2017:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2018	Mar. 31, 2017	Mar. 31, 2018	Mar. 31, 2017
Total portfolio:
NOI(1)	$276	$274	$119	$111
Number of properties	76	74	72	72
Leasable square feet (in thousands)	49,049	51,206	30,896	30,594
Occupancy	91.5%	88.7%	94.4%	92.8%
In-place net rents (per square foot)(2)	$28.87	$28.68	$43.13	$41.89
Same-property:
NOI(1,2)	$265	$262	$110	$103
Number of properties	73	73	69	69
Leasable square feet (in thousands)	47,047	47,044	26,155	26,144
Occupancy	91.7%	90.8%	95.2%	92.1%
In-place net rents (per square foot)(2)	$28.81	$28.34	$47.66	$45.98

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the properties.

(2)	Prior period presented using the March 31, 2018 exchange rate.

NOI from our consolidated properties increased to $276 million during the three months ended March 31, 2018, which remained relatively flat compared to $274 million during the same period in 2017.

Same-property NOI for our consolidated properties for the three months ended March 31, 2018 compared with the same period in the prior year increased by $3 million to $265 million. This increase was primarily the result of lease commencements in Sydney and Perth and higher in-place net rents.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased by $8 million to $119 million during the three months ended March 31, 2018, compared to $111 million during the period in the prior year. This increase is attributable to the inclusion of One Liberty Plaza in New York in unconsolidated properties following the sale of a 49% interest during the fourth quarter of 2017. This increase was partially offset by the disposition of 245 Park Avenue in the third quarter of 2017.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment for the three months ended March 31, 2018 and 2017:

	Total portfolio
(US$ Millions, except where noted)	Mar. 31, 2018	Mar. 31, 2017
Leasing activity (square feet in thousands)
New leases	595	913
Renewal leases	320	1,177
Total leasing activity	915	2,090
Average term (in years)	8.4	8.2
Year one leasing net rents (per square foot)(1)	$30.85	$34.12
Average leasing net rents (per square foot)(1)	35.15	37.87
Expiring net rents (per square foot)(1)	30.04	30.13
Estimated market net rents for similar space (per square foot)(1)	38.73	40.65
Tenant improvement and leasing costs (per square foot)	47.76	84.98

(1)	Presented using normalized foreign exchange rates, using the March 31, 2018 exchange rate.

For the three months ended March 31, 2018, we leased approximately 915,000 square feet at average leasing net rents of $35.15 per square foot. Approximately 65% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 7% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years as we sign new leases. For the three months ended March 31, 2018, tenant improvements and leasing costs related to leasing activity were $47.76 per square foot, compared to $84.98 per square foot in the prior year.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

The following table presents fair value gains (losses), net from consolidated and unconsolidated investments in our Core Office segment for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Consolidated properties	$77	$(259)
Unconsolidated properties(1)	185	29
Total fair value gains (losses), net	$262	$(230)

(1)	Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investment.

We recorded fair value gains, net of $262 million in the three months ended March 31, 2018 as compared to fair value losses of $230 million in the same period in the prior year. The gain was driven by a change in the tax status of Canary Wharf and the fair value gains realized on dispositions as mentioned above, as well as the positive impact of foreign currency translation. The prior year included fair value losses on our New York office portfolios, partially offset by fair value gains in our Sydney and Toronto office portfolios.

The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Mar. 31, 2018			Dec. 31, 2017
	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Consolidated properties
United States	7.0%	5.8%	12	7.0%	5.8%	13
Canada	6.0%	5.6%	10	6.1%	5.5%	10
Australia	6.9%	6.1%	10	7.0%	6.1%	10
Brazil	9.8%	7.6%	7	9.7%	7.6%	7
Unconsolidated properties
United States	6.5%	5.3%	11	6.5%	5.3%	11
Australia	6.9%	5.9%	10	7.0%	5.8%	10
Europe(1)	4.8%	4.8%	10	4.8%	4.8%	10

(1)
Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

The following table provides an overview of the financial position of our Core Office segment as at March 31, 2018 and December 31, 2017:

(US$ Millions)	Mar. 31, 2018	Dec. 31, 2017
Investment properties
Commercial properties	$21,336	$21,671
Commercial developments	1,753	1,598
Equity accounted investments	8,272	8,235
Participating loan interests	528	517
Accounts receivable and other	967	766
Cash and cash equivalents	765	360
Assets held for sale	—	648
Total assets	$33,621	$33,795
Debt obligations	12,687	13,124
Capital securities	884	813
Accounts payable and other liabilities	1,330	1,404
Deferred tax liabilities	1,144	1,162
Liabilities associated with assets held for sale	—	288
Non-controlling interests of others in operating subsidiaries and properties	3,079	3,091
Equity attributable to Unitholders	$14,497	$13,913

Equity attributable to Unitholders increased by $584 million to $14,497 million at March 31, 2018 from $13,913 million at December 31, 2017. The increase was primarily a result of reinvesting net proceeds from the disposition of mature assets into higher-yielding opportunistic investments.

Commercial properties totaled $21,336 million at March 31, 2018, compared to $21,671 million at December 31, 2017. The decrease was driven by dispositions of 50% of our interest in Bay Adelaide Centre East and West Towers and our 51% interest in 1801 California Street, and the negative impact of foreign currency translation.

Commercial developments increased by $155 million between December 31, 2017 and March 31, 2018 due to incremental capital expenditures on active developments during the period.

The following table summarizes the scope and progress of active developments in our Core Office segment as of March 31, 2018:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
100 Bishopsgate, London	938	938	Q2 2020	63%		£875		£644		£515		£283
655 New York Avenue, Washington, D.C.(2)	766	383	Q3 2020	70%		$285		$186		$200		$88
One Manhattan West, Midtown New York(2)	2,117	1,186	Q3 2020	84%		$1,063		$572		$698		$175
1 Bank Street, London(2)	715	358	Q4 2020	40%		£257		£144		£225		£48
ICD Brookfield Place, Dubai (2)	1,104	552	Q1 2021	—%	AED	1,256	AED	731	AED	775	AED	207
New District - Office, London(2)	423	211	Q2 2021	33%		£125		£9		£2		£1
Multifamily:
Principal Place - Residential, London(2)(3)	303	152	Q1 2019	n/a		£190		£126		£122		£62
Camarillo, California(2)	413	409	Q2 2019	n/a		$127		$104		$82		$48
New District - 10 Park Drive, London(2)(3)	269	135	Q4 2019	n/a		£118		£105		£98		£27
Studio Plaza, Maryland(2)	343	296	Q4 2019	n/a		$106		$62		$69		$11
Greenpoint Landing Building G, New York(2)	250	238	Q4 2019	n/a		$273		$174		$162		$47
Southbank Place(2)(3)	669	167	Q4 2019	n/a		£224		£119		£79		£45
New District - 8 Water Street & 2 George Street, London(2)	371	186	Q4 2020	n/a		£151		£125		£117		£36
Newfoundland, London(2)	545	273	Q1 2021	n/a		£249		£144		£154		£27
Greenpoint Landing Building F, New York(2)	310	295	Q2 2021	n/a		$358		$102		$42		$—
New District - One Park Drive, London(2)(3)	430	215	Q2 2021	n/a		£221		£72		£131		£—
Total	9,966	5,994

(1)	Net of NOI earned during stabilization.

(2)	Cost and construction loan information is presented on a proportionate basis at our ownership in these developments.

(3)	Represents condominium/market sale developments.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2017 to March 31, 2018:

(US$ Millions)	Mar. 31, 2018
Equity accounted investments, beginning of period	$8,235
Additions	118
Disposals and return of capital distributions	(460)
Share of net income, including fair value gains	243
Distributions received	(18)
Foreign currency translation	132
Other	22
Equity accounted investments, end of period	$8,272

Equity accounted investments increased by $37 million since December 31, 2017 to $8,272 million at March 31, 2018. The increase was primarily driven by our share of net income during the period and the strengthening of the British Pound against the U.S. Dollar, primarily related to our investment in Canary Wharf. The increase was also due to the consolidation of BGREOSI after converting our loan interest in the entity.

Debt obligations decreased from $13,124 million at December 31, 2017 to $12,687 million at March 31, 2018. This decrease is the result of repayment of debt the dispositions in Toronto and Denver. This decrease is partially offset by refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties.

The following table provides additional information on our outstanding capital securities in our Core Office segment:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Mar. 31, 2018	Dec. 31, 2017
BPO Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
BGRESOI Preferred Shares	62,244	4.00%	62	—
Capital Securities – Fund Subsidiaries			822	813
Total capital securities			$884	$813

(1)	Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $822 million of capital securities – fund subsidiaries outstanding at March 31, 2018 as compared to $813 million at December 31, 2017. Capital securities – fund subsidiaries includes $782 million (December 31, 2017 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund, which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $40 million at March 31, 2018 (December 31, 2017 - $38 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of Non-IFRS Measures – Core Office

The key components of NOI in our Core Office segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Commercial property revenue	$500	$503
Hospitality revenue(1)	5	—
Direct commercial property expense	(225)	(229)
Direct hospitality expense(1)	(4)	—
Total NOI	$276	$274

(1)	Hospitality revenue and direct hospitality expense with our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net income for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Same-property NOI	$265	$262
Currency variance	—	(4)
NOI related to acquisitions and dispositions	11	16
Total NOI	276	274
Investment and other revenue	27	22
Interest expense	(157)	(161)
Depreciation and amortization on non-real estate assets	(3)	(3)
General and administrative expense	(41)	(42)
Fair value gains (losses), net	77	(259)
Share of net earnings from equity accounted investments	254	119
Income before taxes	433	(50)
Income tax expense	(107)	(91)
Net income (loss)	326	(141)
Net income attributable to non-controlling interests	68	49
Net income (loss) attributable to Unitholders	$258	$(190)

The following table reconciles Core Office net income to FFO for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Net income (loss)	$326	$(141)
Add (deduct):
Fair value (gains) losses, net	(77)	259
Share of equity accounted fair value (gains), net	(185)	(29)
Income tax expense	107	91
Non-controlling interests in above items	(38)	(33)
FFO	$133	$147

The following table reconciles Core Office share of net earnings from equity accounted investments for three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Unconsolidated properties NOI	$119	$111
Unconsolidated properties fair value gains, net and income tax expense	185	29
Other	(50)	(21)
Share of net earnings from equity accounted investments	$254	$119

Core Retail

Our Core Retail segment consists of 125 regional malls and urban retail properties containing approximately 123 million square feet in the United States through our 34% interest in GGP. Our investment in GGP is accounted for under the equity method.

During the fourth quarter of 2017, we exercised all of our outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million of cash. The exercise resulted in our acquisition of an additional 68 million common shares of GGP, increasing our ownership from 29% to 34%. We determined our share of the net fair value of the incremental interests acquired in GGP’s identifiable assets and liabilities. The excess of our share of this net fair value over the cost of the investment of $442 million represents a gain that is included in share of net earnings from equity accounted investments.

During the first quarter of 2018, we entered into a definitive agreement with GGP for our partnership to acquire all of the outstanding shares of common stock of GGP other than those shares currently held by us and our affiliates. See Note 30, Obligations Guarantees, Contingencies and Other in the financial statements for additional information.

The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
FFO	$112	$99
Net (loss) attributable to Unitholders	(158)	(6)

FFO earned in our Core Retail platform for the three months ended March 31, 2018 was $112 million compared to $99 million for the same period in the prior year. The increase was primarily driven by an increase in our ownership of GGP from 29% to 34% as a result of the exercise of warrants.

Net (loss) attributable to Unitholders decreased by $152 million to $(158) million for the three months ended March 31, 2018 as compared to $(6) million during the same period in the prior year. The decrease in net (loss) attributable to Unitholders is primarily due to valuation losses on our Core Retail portfolio due to recent market activity.

The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended March 31, 2018 and 2017:

	Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2018	Mar. 31, 2017
NOI:
Total portfolio(1)	$189	$164
Same-property(1)(2)	187	189
Total portfolio:
Number of malls and urban retail properties	125	127
Leasable square feet (in thousands)	122,516	125,166
Occupancy(2)	94.3%	94.7%
In-place net rents (per square foot)(2)	$62.36	$62.93
Tenant sales (per square foot)(2)	$611	$595

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the investments.

(2)	Presented on a same-property basis.

NOI, which is presented on a proportionate basis, increased to $189 million from $164 million in the prior year, due to our increased ownership in GGP. On a same-property basis, NOI on unconsolidated properties decreased by $2 million to $187 million from $189 million due to a decrease in occupancy.

The results of our operations are primarily driven by ownership changes partially offset by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$ Millions, except where noted)	Mar. 31, 2018	Mar. 31, 2017
Number of leases	1,384	1,505
Leasing activity (square feet in thousands)	3,983	4,834
Average term in years	6.8	6.8
Initial rent per square foot(1)	$60.13	$63.60
Expiring rent per square foot(2)	$53.30	$57.53
Initial rent spread per square foot	$6.83	$6.07
% change	12.8%	10.5%
Tenant allowances and leasing costs	$49	$39

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through March 31, 2018, we leased approximately 4.0 million square feet at initial rents approximately 12.8% higher than expiring net rents on a suite-to-suite basis. Additionally, for the three months ended March 31, 2018, tenant allowances and leasing costs related to leasing activity were $49 million compared to $39 million during the same period in the prior year.

Our Core Retail portfolio occupancy rate at March 31, 2018 was 94.3%, down 0.4% from the prior year. In our Core Retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents decreased to $62.36 at March 31, 2018 from $62.93 at March 31, 2017.

The following table presents our fair value (losses), net from our investment in GGP for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Fair value (losses) gains, net from GGP warrants	$—	$(141)
Fair value (losses) gains, net from GGP(1)	(270)	36
Total fair value (losses), net	$(270)	$(105)

(1)	Fair value (losses) gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded total fair value losses, net of $270 million and $105 million in our Core Retail segment for the three months ended March 31, 2018 and 2017, respectively. The decrease is primarily due to valuation losses on our Core Retail portfolio due to recent market activity. The prior year losses were primarily attributable to depreciation of the GGP warrants as a result of a decrease in the market price of the underlying shares.

The key valuation metrics of these properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Mar. 31, 2018			Dec. 31, 2017
	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Unconsolidated properties
United States	7.0%	5.5%	10	7.0%	5.6%	10

Equity attributable to Unitholders in the Core Retail segment decreased by $234 million at March 31, 2018 from December 31, 2017 primarily due to valuation losses.

The following table presents an overview of the financial position of our Core Retail segment as at March 31, 2018 and December 31, 2017:

(US$ Millions)	Mar. 31, 2018	Dec. 31, 2017
Equity accounted investments	$8,610	$8,844
Total assets	$8,610	$8,844
Total liabilities	—	—
Equity attributable to Unitholders	$8,610	$8,844

Equity accounted investments decreased by $234 million driven by valuation losses on our Core Retail portfolio and dividends received from GGP during the current period, partially offset by FFO.

The following table presents a roll-forward of our partnership’s equity accounted investments from December 31, 2017 to March 31, 2018:

(US$ Millions)	Mar. 31, 2018
Equity accounted investments, beginning of period	$8,844
Share of net income, including fair value (losses)	(158)
Distributions received	(71)
Other	(5)
Equity accounted investments, end of period	$8,610

Reconciliation of Non-IFRS Measures – Core Retail

The following table reconciles Core Retail net loss to net loss attributable to Unitholders for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Net loss	$(158)	$(6)
Net income attributable to non-controlling interests	—	—
Net loss attributable to Unitholders	$(158)	$(6)

The following table reconciles Core Retail net loss to FFO for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Net loss	$(158)	$(6)
Add (deduct):
Share of equity accounted fair value losses (gains), net	270	(36)
Fair value losses, net	—	141
FFO	$112	$99

The following table reconciles Core Retail share of net earnings from equity accounted investment for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Unconsolidated properties NOI	$189	$164
Unconsolidated properties fair value (losses) gains, net and income tax expense	(270)	36
Other	(77)	(65)
Share of net (losses) earnings from equity accounted investments	$(158)	$135

Opportunistic

Our Opportunistic segment is comprised of the following:

•	137 office properties comprising approximately 42 million square feet of office space in the United States, United Kingdom, Brazil and Asia;

•	Approximately 29 million square feet of retail space across 45 properties across the United States and in select Brazilian markets;

•	Over 31 million square feet of industrial space across 111 industrial properties, primarily consisting of modern logistics assets in North America;

•	Approximately 25,700 multifamily units across 87 properties throughout the United States;

•	156 hospitality assets with approximately 27,400 rooms in North America, Europe and Australia;

•	324 properties that are leased to automotive dealerships across North America on a triple net lease basis;

•	196 self-storage facilities comprising over 15 million square feet throughout the United States;

•	Forty-five student housing properties with approximately 16,600 beds in the United Kingdom; and

•	136 manufactured housing communities with over 32,400 sites across the United States.

The following table presents NOI, FFO and net income attributable to Unitholders in our Opportunistic segment for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
NOI	$562	$463
FFO	104	69
Net income attributable to Unitholders	166	183

Since the prior year, we have made significant investments in our Opportunistic segment. These investments are the primary driver of the increased earnings for the periods presented. These investments include the following:

•	Acquired a portfolio of 15 student housing properties in the first quarter of 2018;

•	Acquired a portfolio of 105 extended-stay hotels across the U.S. in the first quarter of 2018;

•	Acquired a United Kingdom based owner and operator of serviced apartments in the first quarter of 2018;

•	Acquired a hotel property in Toronto in the fourth quarter of 2017;

•	Acquired two office buildings in California in the fourth quarter of 2017;

•	Acquired a portfolio of 14 office assets in India in the fourth quarter of 2017;

•	Acquired the Houston Center, a 4.2 million square feet mixed-use complex in the fourth quarter of 2017; and

•	Acquired a portfolio of 13 student housing properties in the second quarter of 2017;

Contributing to the increase in NOI for the three months ended March 31, 2018 was NOI from the acquisitions noted above that occurred during 2018 and 2017 and the positive impact of foreign currency translation. These acquisitions contributed incremental NOI of $85 million for the three months ended March 31, 2018. This increase was partially offset by the sale of an industrial portfolio in Europe in the fourth quarter of 2017.

FFO increased by $35 million for the three months ended March 31, 2018, primarily driven by NOI earned from the acquisitions noted above partially offset by higher interest expense and general and administrative expenses relating to the acquisitions noted above.

Net income attributable to Unitholders decreased as incremental income associated with the acquisitions of new investments through Brookfield Asset Management-sponsored funds, as noted above, have high non-controlling interest ownership. The decrease was partially offset by the incremental income relating to the acquisitions as well as fair value gains, particularly related to our industrial portfolio in the U.S., our opportunistic office portfolios in India, and our manufactured housing assets in the U.S.

The following table presents key operating metrics for our Opportunistic portfolio as at March 31, 2018:

	Equity attributable to Unitholders		March 31, 2018
(US$ Millions, except where noted)	Mar. 31, 2018	Dec. 31, 2017	Number of properties	Total area (sq. ft. in thousands)	Units of measure	Occupancy %
Opportunistic Office	$1,246	$1,283	137	41,858	Sq. ft.	82.8%
Opportunistic Retail	1,293	1,285	45	28,570	Sq. ft.	88.1%
Industrial	437	358	111	31,189	Sq. ft.	95.7%
Multifamily	850	745	87	25,692	Units	95.0%
Hospitality	665	573	156	27,389	Rooms	n/a
Triple Net Lease	324	321	324	16,529	Sq. ft.	99.8%
Self-storage	201	187	196	15,351	Sq. ft.	87.6%
Student Housing	237	172	45	16,582	Beds	96.7%
Manufactured Housing	212	191	136	32,416	Sites	86.0%
Finance Funds	156	123	n/a	n/a	n/a	n/a
Total	$5,621	$5,238

The following table presents the contributions to fair value gains, net from consolidated and unconsolidated investments in our Opportunistic segment:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Consolidated properties	$340	$332
Unconsolidated properties(1)	86	56
Total fair value gains, net	$426	$388

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

The key valuation metrics of our Opportunistic properties on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Mar. 31, 2018			Dec. 31, 2017
	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Consolidated properties
Opportunistic Office	9.8%	6.9%	8	9.7%	6.9%	8
Opportunistic Retail	8.9%	8.0%	10	9.0%	8.0%	10
Industrial	6.3%	5.7%	10	6.8%	6.2%	10
Multifamily(1)	4.8%	n/a	n/a	4.8%	n/a	n/a
Triple Net Lease(1)	6.4%	n/a	n/a	6.4%	n/a	n/a
Self-storage(1)	5.8%	n/a	n/a	5.8%	n/a	n/a
Student Housing(1)	5.6%	n/a	n/a	5.8%	n/a	n/a
Manufactured Housing(1)	5.4%	n/a	n/a	5.8%	n/a	n/a
Unconsolidated properties
Opportunistic Office	6.4%	5.6%	10	6.6%	5.7%	10
Opportunistic Retail	11.5%	7.2%	10	11.5%	7.2%	11
Industrial	5.8%	5.3%	10	6.4%	5.8%	10
Multifamily(1)	5.2%	n/a	n/a	5.1%	n/a	n/a

(1)
The valuation method used to value multifamily, triple net lease, self-storage, student housing and manufactured housing properties is the direct capitalization method which is presented in the discount rate column. The terminal capitalization rate and investment horizon are not applicable under this methodology.

The following table presents equity attributable to Unitholders in our Opportunistic segment:

(US$ Millions)	Mar. 31, 2018	Dec. 31, 2017
Investment properties	$29,739	$28,088
Property, plant and equipment	6,560	5,358
Equity accounted investments	2,731	2,612
Accounts receivable and other	3,875	3,497
Cash and cash equivalents	971	962
Assets held for sale	114	785
Total assets	$43,990	$41,302
Debt obligations	23,711	21,970
Capital securities	431	431
Accounts payable and other liabilities	2,569	2,491
Liabilities associated with assets held for sale	547	1,028
Non-controlling interests of others in operating subsidiaries and properties	11,111	10,144
Equity attributable to Unitholders	$5,621	$5,238

The increase in investment properties is primarily the result of our acquisition activity, primarily in our student housing portfolio, valuation gains from our industrial portfolio in the U.S., our opportunistic office assets in India and our manufactured housing portfolio in the U.S., as well as capital spend during the period.

The increase in property, plant and equipment is the result of acquisition activity during the quarter, including a portfolio of extended-stay hotels across the U.S. and a portfolio of serviced apartments in the United Kingdom, capital spend during the quarter and the positive impact of foreign currency translation, partially offset by depreciation expense.

Equity accounted investments increased during the three months ended March 31, 2018 primarily a result of net income from these investments during the period.

Assets held for sale and related liabilities as of March 31, 2018 includes three triple net lease assets in the U.S. and three opportunistic office assets in the U.S., as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations increased due to the acquisition activity mentioned above.

Reconciliation of Non-IFRS Measures - Opportunistic
The following table reconciles Opportunistic NOI to net income for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Commercial property revenue	$597	$492
Hospitality revenue	477	374
Direct commercial property expense	(184)	(140)
Direct hospitality expense	(328)	(263)
Total NOI	562	463
Investment and other revenue	13	137
Interest expense	(283)	(240)
General and administrative expense	(77)	(61)
Investment and other expense	—	(122)
Depreciation and amortization	(69)	(60)
Fair value gains, net	340	332
Share of net earnings from equity accounted investments	132	79
Income before taxes	618	528
Income tax expense	(17)	(35)
Net income	601	493
Net income attributable to non-controlling interests	437	310
Net income attributable to Unitholders	$164	$183

The following table reconciles Opportunistic net income to FFO for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Net income	$601	$493
Add (deduct):
Fair value gains, net	(340)	(332)
Share of equity accounted fair value (gains), net	(86)	(56)
Depreciation and amortization of real estate assets	65	57
Income tax expense	17	35
Non-controlling interests in above items	(153)	(128)
FFO	$104	$69

Corporate

The following table presents FFO and net income (loss) attributable to Unitholders in our Corporate segment for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
FFO	$(121)	$(113)
Net income (loss) attributable to Unitholders	264	(153)

Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our segments’ operating performance.

FFO was a loss of $121 million for the three months ended March 31, 2018 compared to a loss of $113 million in the same period in the prior year. Interest expense contributes to this loss and for the three months ended March 31, 2018 was $80 million (2017 - $71 million), which is comprised of $54 million (2017 - $48 million) of interest expense paid on capital securities and $26 million (2017 - $23 million) of interest expense on our credit facilities.

Another component of FFO is general and administrative expense, which, for the three months ended March 31, 2018 was $51 million (2017 - $48 million), comprised of $24 million (2017 - $25 million) of asset management fees, nil (2017 - $5 million) of equity enhancement fees and $27 million (2017 - $18 million) of other corporate costs.

In addition, during the three months ended March 31, 2018, we recorded fair value gains, net of $200 million (2017 - fair value losses, net of $8 million) primarily related the recognition of net operating tax losses upon consolidation of BGREOSI after converting our loan interest in the entity and becoming 100% equity holder. See Note 3, Business Acquisitions and Combinations for more information.

As of March 31, 2018, we also recorded income tax benefit of $184 million allocated to the corporate segment compared to income tax expense $32 million in the same period in the prior year related to the decrease of deferred tax liabilities of our holding companies and their subsidiaries.

The following table presents equity attributable to Unitholders at the Corporate segment:

(US$ Millions)	Mar. 31, 2018	Dec. 31, 2017
Accounts receivable and other	$172	$167
Equity accounted investments	—	70
Cash and cash equivalents	233	169
Total assets	405	406
Debt obligations	2,280	1,790
Capital securities	2,926	2,921
Deferred tax liabilities	259	598
Accounts payable and other liabilities	1,592	1,203
Non-controlling interests	(473)	(297)
Equity attributable to Unitholders	$(6,179)	$(5,809)

The Corporate balance sheet includes corporate debt and capital securities from our partnership. The increase in corporate debt obligations is due to an increase in our credit facilities to fund acquisitions in the second Brookfield Asset Management-sponsored real estate opportunity fund during the quarter.

The change in non-controlling interest is primarily related to non-controlling interests in the second Brookfield Asset Management-sponsored opportunity fund and capital called from fund investors.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Mar. 31, 2018	Dec. 31, 2017
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$554	$551
Series 2	24,000,000	6.50%	531	529
Series 3	24,000,000	6.75%	518	517
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BOP Split Corp. Senior Preferred Shares:
Class A Series 1	924,390	5.25%	23	23
Class A Series 2	699,165	5.75%	14	14
Class A Series 3	909,994	5.00%	18	18
Class A Series 4	940,486	5.20%	18	19
Total capital securities - corporate			$2,926	$2,921

In addition, as at March 31, 2018, we had $15 million (December 31, 2017 - $15 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net income to net income attributable to Unitholders for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Net income (loss)	$254	$(159)
Net income attributable to non-controlling interests	(10)	(6)
Net income (loss) attributable to Unitholders	$264	$(153)

The following table reconciles Corporate net income to FFO for the three months ended March 31, 2018 and 2017:

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Net income (loss)	$254	$(159)
Add (deduct):
Fair value (gains) losses, net	(200)	8
Income tax expense	(184)	32
Non-controlling interests in above items	9	6
FFO	$(121)	$(113)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at March 31, 2018, capital totaled $79 billion (December 31, 2017 - $76 billion).

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to Unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchases of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $5,740 million at March 31, 2018 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Mar. 31, 2018	Dec. 31, 2017
Corporate cash and cash equivalents	$117	$89
Available committed corporate credit facilities	168	731
Available subordinated credit facilities	478	148
Corporate liquidity	763	968
Proportionate cash retained at subsidiaries	1,548	1,201
Proportionate availability under construction facilities	2,572	2,777
Proportionate availability under subsidiary credit facilities	857	935
Group-wide liquidity(1)	$5,740	$5,881

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Mar. 31, 2018
Remainder of 2018	$3,695
2019	3,774
2020	2,963
2021	5,558
2022	1,896
2023 and thereafter	11,932
Deferred financing costs	(259)
Secured debt obligations	$29,559
Loan to value	56.0%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2018-2019.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at March 31, 2018. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership.

For the three month periods ended March 31, 2018 and 2017, the partnership made distributions to unitholders of $221 million and $207 million, respectively. This compares to cash flow from operating activities of $378 million and $786 million for each period. The cash flow from operating activities exceeded distributions for the three month period ended March 31, 2018 and 2017. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Europe and Australia, with a growing presence in South America and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

As owners of office, retail, and industrial properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2017 annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 9.2% of our Core Office segment tenant base and, as at March 31, 2018, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at March 31, 2018:

Tenant	Primary location	Credit rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	9.2%
Barclays	London	BBB	2.6%
Morgan Stanley	NY/Toronto	A-	2.5%
CIBC World Markets(3)	Calgary/NY/Toronto	A+	1.8%
Suncor Energy Inc.	Calgary/Houston	BBB+	1.7%
Cenovus	Calgary	BB	1.5%
Bank of America | Merrill Lynch	Various	A-	1.5%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Deloitte	Various	Not Rated	1.3%
Amazon	NY/London	BBB+	1.3%
Total			24.8%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2) Prior to considering the partnership’s interest in partially-owned properties.
(3) CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at March 31, 2018. The largest ten tenants in our portfolio accounted for approximately 20.9% of minimum rents, tenant recoveries and other.

Tenant	Doing Business As:	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK, Henri Bendel	3.8%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops, SIX:02	3.0%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.5%
Forever 21 Retail, Inc.	Forever 21, Riley Rose	2.2%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.7%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.7%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.6%
American Eagle Outfitters, Inc.	American Eagle, Aerie, Martin + Osa	1.5%
Express, Inc.	Express, Express Men	1.5%
Luxottica Group S.P.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.5%
Total		20.9%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 10% of our office, retail and industrial leases mature annually up to 2022. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry. We do not consider the lease-roll risk for our multifamily, hospitality, triple net lease, self-storage, student housing and manufactured housing portfolios as the lease lives in each of these respective portfolios are relatively short.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at March 31, 2018, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2018	2019	2020	2021	2022	2023	2024	2025 and beyond	Total
Core Office	5,891	2,562	3,597	5,122	5,908	5,158	5,825	4,060	41,822	79,945
Total % expiring	7.4%	3.2%	4.5%	6.4%	7.4%	6.5%	7.3%	5.1%	52.2%	100.0%
Core Retail(1)	2,624	3,697	6,726	4,976	4,832	5,336	4,623	4,151	17,109	54,074
Total % expiring	4.9%	6.8%	12.4%	9.2%	8.9%	9.9%	8.5%	7.7%	31.7%	100.0%
Opportunistic Office	5,637	2,108	4,070	3,941	4,668	3,831	1,860	940	5,638	32,693
Total % expiring	17.2%	6.4%	12.4%	12.1%	14.3%	11.7%	5.7%	2.9%	17.3%	100.0%
Opportunistic Retail(1)	1,433	1,432	1,514	1,521	1,316	1,069	899	585	1,492	11,261
Total % expiring	12.7%	12.7%	13.4%	13.5%	11.7%	9.5%	8.0%	5.2%	13.3%	100.0%
Industrial	1,354	1,080	1,891	5,680	4,410	2,767	2,932	1,481	9,593	31,188
Total % expiring	4.3%	3.5%	6.1%	18.2%	14.1%	8.9%	9.4%	4.7%	30.8%	100.0%
(1) Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

Tax Risk
We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risk
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 50% of our outstanding debt obligations at March 31, 2018 are floating rate debt compared to 52% at December 31, 2017. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $196 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $17 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At March 31, 2018, our consolidated debt to capitalization was 49% (December 31, 2017 – 48%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the three months ended March 31, 2018, approximately 36% of our assets and 33% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of March 31, 2018 and December 31, 2017:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2018	Interest rate caps of US$ LIBOR debt	$2,617	2.3% - 4.2%	Apr. 2018 - Dec. 2020	$2
	Interest rate swaps of US$ LIBOR debt	1,752	0.7% - 2.1%	Jun. 2018 - Mar. 2022	31
	Interest rate caps of £ LIBOR debt	846	1.3% - 2.0%	Dec. 2019 - Jan. 2021	1
	Interest rate swaps of £ LIBOR debt	74	1.5%	Apr. 2020	(1)
	Interest rate swaps of C$ LIBOR debt	39	3.7% - 4.3%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(155)
Dec. 31, 2017	Interest rate caps of US$ LIBOR debt	$1,958	2.3% - 3.5%	May 2018 - Oct. 2020	$1
	Interest rate swaps of US$ LIBOR debt	1,692	0.7% - 2.2%	Jun. 2018 - Mar. 2022	19
	Interest rate caps of £ LIBOR debt	452	1.3%	Dec. 2019	—
	Interest rate swaps of £ LIBOR debt	71	1.5%	Apr. 2020	1
	Interest rate swaps of C$ LIBOR debt	50	3.7% - 4.3%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2029	(13)

For the three months ended March 31, 2018, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (2017 - $2 million).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments in foreign subsidiaries or cash flow hedges as of March 31, 2018 and December 31, 2017:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Mar. 31, 2018	Net investment hedges		€191	€0.78/$ - €0.83/$	Apr. 2018 - Mar. 2019	$(2)
	Net investment hedges		£2,832	£0.69/$ - £0.80/$	Apr. 2018 - Jun. 2019	(235)
	Net investment hedges	A$	968	A$1.24/$ - A$1.36/$	Apr. 2018 - May 2019	5
	Net investment hedges	C¥	1,155	C¥6.34/$ - C¥7.01/$	Jul. 2018 - Jan. 2019	(13)
	Net investment hedges	C$	127	C$1.26/$	Jun. 2018 - Dec. 2018	3
	Cash flow hedges	C$	150	C$1.27/$	Apr. 2018	(2)
	Net investment hedges	₩	616,289	₩1,084.95/$ - ₩1,127.75/$	Aug. 2018 - Jan. 2019	(29)
	Cash flow hedges	Rs	3,869	Rs65.39/$ - Rs65.59/$	May 2018 - Jun. 2018	—
Dec. 31, 2017	Net investment hedges		€191	€0.83/$ - €0.92/$	Jan. 2018 - Dec. 2018	$(7)
	Net investment hedges		£2,923	£0.73/$ - £0.81/$	Jan. 2018 - Jan. 2019	(237)
	Net investment hedges	A$	768	A$1.26/$ - A$1.38/$	Jan. 2018 - Feb. 2019	(21)
	Net investment hedges	C¥	1,165	C¥6.71/$ - C¥7.09/$	Jan. 2018 - Dec. 2018	(7)
	Net investment hedges	C$	127	C$1.25/$ - C$1.26/$	Oct. 2018 - Dec. 2018	—
	Cash flow hedges	C$	150	C$1.27/$	Apr. 2018	1
	Net investment hedges	₩	616,289	₩1,084.95/$ - ₩1,127.75/$	Aug. 2018 - Jan. 2019	(26)
	Cash flow hedges	Rs	771	Rs65.24/$	Mar. 2018	—

For the three months ended March 31, 2018 and 2017, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
These other derivatives have not been designated as hedges for accounting purposes.

The following table presents details of the partnership’s other derivatives that have been entered into to manage financial risks as of March 31, 2018 and December 31, 2017:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2018	Interest rate caps	$4,787	2.8% - 5.8%	May 2018 - Apr. 2020	$—
	Interest rate swaps on forecasted fixed rate debt	1,660	1.9% - 6.0%	Jun 2018 - Jun. 2029	9
	Interest rate swaps of US$ LIBOR debt	1,289	1.4% - 2.5%	Sep 2018 - Nov. 2020	13
	Interest rate swaptions	560	1.00%	Jun 2018 - Nov. 2018	—
Dec. 31, 2017	Interest rate caps	5,351	2.5% - 5.8%	Jan. 2018 - Oct. 2020	1
	Interest rate swaps on forecasted fixed rate debt	1,660	1.9% - 6.0%	Jun. 2028 - Dec. 2029	(194)
	Interest rate swaps of US$ LIBOR debt	1,050	1.4% - 1.6%	Sep. 2018 - Nov. 2020	10
	Interest rate swaptions	560	1.00%	Jun. 2018 - Nov. 2018	—

For the three months ended March 31, 2018, our partnership recognized fair value gains, net of approximately $39 million (2017 - fair value (losses), net of $2 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the condensed consolidated financial statements. These transactions have been measured at exchange value and are recognized in the condensed consolidated financial statements. The immediate parent of the partnership is the general partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three months ended March 31, 2018 was $24 million (2017 - $25 million). The equity enhancement distribution for the three months ended March 31, 2018 was nil (2017 - $5 million).

In connection with the issuance of Preferred Equity Units to QIA, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Mar. 31, 2018	Dec 31, 2017
Balances outstanding with related parties:
Participating loan interests	$528	$517
Net (payables)/receivables within equity accounted investments	(10)	(49)
Loans and notes receivable(1)	49	96
Receivables and other assets	8	11
Deposit and promissory note from Brookfield Asset Management	(983)	(633)
Property-specific debt obligations	(407)	(415)
Loans and notes payable and other liabilities	(142)	(156)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At March 31, 2018, includes $49 million (December 31, 2017 - $96 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Mar. 31,
(US$ Millions)	2018	2017
Transactions with related parties:
Commercial property revenue(1)	$5	$4
Management fee income	2	1
Participating loan interests (including fair value gains, net)	18	12
Interest expense on debt obligations	8	9
Interest on capital securities held by Brookfield Asset Management	19	19
General and administrative expense(2)	50	49
Construction costs(3)	89	70

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2018, our partnership along with BPREP acquired a 25% and 75% interest, respectively, in 333 West 34th Street, an office building in New York for $255 million. We will account for the acquisition on a consolidated basis.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
ADOPTION OF ACCOUNTING STANDARDS
The partnership adopted IFRS 15 effective January 1, 2018. The partnership adopted the standard using the modified retrospective approach with no restatement of comparatives and did not record any adjustment upon adoption. See additional disclosures in Note 20, Commercial Property Revenue, Note 21, Hospitality Revenue and Note 34, Segment Information of the financial statements

The partnership adopted IFRS 9 retrospectively with no restatement of comparatives. The adoption did not result in any material adjustment to the carrying amounts of financial assets, financial liabilities or opening retained earnings.

Refer to Note 2c, Summary of Significant Accounting Policies: Adoption of Accounting Standards of the financial statements for additional information.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2017 consolidated financial statements.

TREND INFORMATION
We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of lease rollover in 2018 and 2019, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

Transaction activity continues to be high and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

We continue to make progress on our development pipeline, using our expertise to not only build new Class A core assets but also to reposition and redevelop existing assets in our various other sectors, particularly in retail and hospitality, where we can add value and drive higher returns.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the three months ended March 31, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Information

CORPORATE PROFILE
Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $69 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio of premier office and retail assets, as well as multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq Stock Market and Toronto Stock Exchange. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion in assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Senior Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, CST Trust Company, as listed below.

AST TRUST COMPANY
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@canstockta.com
Web site:        www.canstockta.com

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.